SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Announces First Quarter Results and Board Approval to Diversify
Its Operations by Entering Into the Fixed Income Real Estate Sector

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: May 12, 2009

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Media Contacts: Talia Rimon, Director of Marketing Communications, Optibase, Ltd. 011-972-9-9709-125 taliar@optibase.com

Investor Relations Contact: Marybeth Csaby, KCSA for Optibase +1-212-896-1236 mcsaby@kcsa.com

OPTIBASE ANNOUNCES FIRST QUARTER RESULTS AND BOARD APPROVAL TO
DIVERSIFY ITS OPERATIONS BY ENTERING INTO THE FIXED INCOME REAL ESTATE
SECTOR

HERZLIYA, Israel, May 12, 2009 – Optibase Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the first quarter ended March 31, 2009.

        Revenues for the first quarter ended March 31, 2009 were $3.6 million compared with $4 million for the first quarter of 2008 and $3.6 million for the fourth quarter of 2008.

        Net income for the first quarter ended March 31, 2009, was $2.9 million or $0.18 per basic and fully diluted share, compared with a net loss of $2.9 million or $0.21 per basic and fully diluted share for the first quarter of 2008 and with a net loss of $2.5 million or $0.15 per basic and fully diluted share for the fourth quarter of 2008. Weighted average shares outstanding used in the calculation for the periods were approximately 16.5 million basic and fully diluted for the first quarter of 2009, and approximately 13.6 million basic and fully diluted for the first quarter of 2008, and 16.5 million for the fourth quarter of 2008.

        The first quarter results include $4.8 million of other income from the sale of our holding in Scopus’ shares, net of equity in losses during the period.

        As of March 31, 2009, the Company had cash, cash equivalents, and other financial investments, net, of $28.8 million, and shareholders’ equity of $38.3 million, compared with $11.4 million, and $35.3 million as of December 31, 2008.

        Commenting on the quarter, CFO of Optibase, Amir Philips, said, “We were able to hold our own and report flat revenues sequentially during this continued challenging business environment. The cost saving measures that we put into place in late last year and in the first quarter of 2009 helped to maintain our bottom line without undue pressure on the business.”

        He concluded by saying, “Even with these streamlining measures in place, our visibility into upcoming quarters has been significantly reduced due to the prolonged economic downturn. Nevertheless, we did secure some backlog that we expect to deliver throughout the second quarter. While we are encouraged by this backlog, we do not believe it is indicative of a significant change to the poor economic climate which thus far has not shown any significant signs of easing.”

        Following the closing of the Scopus Harmonic transaction, the company had disposed of its entire holdings of Scopus shares. Gross proceeds from the sale of Scopus shares were approximately $28.7 million. As a result of the above, to date the company has cash, cash equivalents, and other financial investments, net, of approximately $38.3 million

        In light of the above, the board of directors of the Company resolved today to expand and diverse the Company’s operations, alongside the video encoding business and enter into the fixed-income real estate sector in Central and Western Europe and North America.

        Due to the global financial crisis, the Company’s board believes that the fixed-income real estate sector has become attractive and presents new business opportunities. The Board determined that there are opportunities, especially in Central and Western Europe and North America that are potentially beneficial for the Company and its shareholders that should be pursued.

        The Company’s board of directors intends to convene a meeting of the Company’s shareholders within the coming weeks in order to receive the Company’s shareholders’ endorsement of the Board’s decision to enter into the fixed-income real estate sector as mentioned.

        Tom Wyler, Chief Executive Officer of the Company commented “Optibase recently received a substantial amount of cash from the sale of its holdings in Scopus Video Networks Ltd. to Harmonic Inc. and is currently in possession of approximately $38.3 million in cash. Optibase has, therefore, explored various businesses opportunities in order to increase shareholders’ value. Following its analysis of the fixed-income real estate sector, the Company’s board of directors believes that it would be in the Company’s interests to enter into the fixed-income real estate sector and decided to concentrate in Central and Western Europe and North America.”

        Tom Wyler added “We are excited to enter into the fixed-income real estate sector and we believe our shareholders should be pleased with the Company’s board decision to diversify. We believe in our new diversification which we feel may add value to the Company and its shareholders”.

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications.  For further information, please visit www.optibase.com

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT today to discuss first quarter 2009 results. To participate, please call (866) 406-5408 (Domestic) or (973) 582-2770 (International) and enter the code 98665876. Please begin placing your call approximately 5 minutes before the start time. For those unable to participate there will be replay available from 12:00 p.m. EDT on May 12, 2009 through 11:59 p.m. EDT, June 12, 2009. Please call: (706) 645-9291 (Domestic & International) and enter the replay code: 98665876. The conference call may also be accessed over the Internet via, www.kcsa.com. Please logon at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

Optibase Ltd.

Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2009

	Three month ended
	March 31 2009 $ Unaudited	March 31 2008 $ Unaudited

Revenues	3,593	4,027
Gross profit	1,627	2,029
Operating expenses:
Research and development, net	1,263	1,701
Selling, general and administrative	2,220	2,907

Total operating expenses	3,483	4,608
Operating loss	(1,856)	(2,579)
Other income (loss)	4,778	(487)
Financial income (loss), net	(16)	162

Net income (loss) from continuing operations	2,906	(2,904)
Income related to discontinued operations	-	10

Net income (loss)	2,906	(2,894)
Other comprehensive loss
Unrealized holding loss on available for sale securities	-	(267)
Total comprehensive Income (loss)	2,906	(3,161)

Net Income (loss) per share:
Basic	$0.18	(0.21)
Diluted	$0.18	(0.21)

Number of shares used in computing
Earning per share
Basic	16,529	13,643
Diluted	16,544	13,643

Amounts in thousands except per share data

Optibase Ltd.
Condensed Consolidated Balance Sheets

	March 31 2009	December 31 2008
	Unaudited	Unaudited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	28,800	11,387
Trade receivables net of bad debts	2,075	3,241
Inventories	3,636	4,373
Other receivables and prepaid expenses	10,852	658
Total current assets	45,363	19,659

Other long term investments	2,268	26,387

Fixed assets, net	1,110	1,228
Total assets	48,741	47,274

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	1,499	2,389
Accrued expenses and other liabilities	6,976	7,234
Liabilities Related To Discontinued Operations	162	162
Total current liabilities	8,637	9,785
Accrued severance pay	1,847	2,215
Total shareholders' equity	38,257	35,274
Total liabilities and shareholders' equity	48,741	47,274

Amounts in thousands